April 4, 2019

Steven L. Spinner
Chief Executive Officer and Chairman
United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

       Re: United Natural Foods, Inc.
           Registration Statement on Form S-3
           Filed March 28, 2019
           File No. 333-230570

Dear Mr. Spinner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Andrew J. Brady